Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No.     )*

RedFin Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75737F108

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 75737F108	13G	Page 2 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,771,743 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,771,743 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,771,743 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.31%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 75737F108	13G	Page 3 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund IX Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,771,743* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,771,743* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,771,743* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.31%
12.	Type of Reporting Person (see Instructions) PN

*	All of these shares are held directly by Draper Fisher Jurvetson Fund IX, L.P.

CUSIP NUMBER 75737F108	13G	Page 4 of 25 Pages

1.	Names of Reporting Persons DFJ Fund IX, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,771,743* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,771,743* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,771,743* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.31%
12.	Type of Reporting Person (see Instructions) OO

*	All of these shares are held directly by Draper Fisher Jurvetson Fund IX, L.P.

CUSIP NUMBER 75737F108	13G	Page 5 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 251,911 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 251,911 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,911 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.31%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 75737F108	13G	Page 6 of 25 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 225,479 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 225,479 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,479 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 75737F108	13G	Page 7 of 25 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 225,479* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 225,479* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,479* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (see Instructions) CO

*	All of these shares are owned by Draper Associates, L.P.

CUSIP NUMBER 75737F108	13G	Page 8 of 25 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,619* (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,619* (See Items 2 and 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	Mr. Draper is the managing member of Draper Associates Riskmasters Fund II, LLC and has sole investment and voting power.

CUSIP NUMBER 75737F108	13G	Page 9 of 25 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,977* (See Items 2 and 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,977* (See Items 2 and 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,977* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	Mr. Draper is the managing member of Draper Associates Riskmasters Fund III, LLC and has sole investment and voting power.

CUSIP NUMBER 75737F108	13G	Page 10 of 25 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 241,075# (See Items 2 and 4)
	6.	Shared Voting Power 7,023,654* (See Items 2 and 4)
	7.	Sole Dispositive Power 241,075# (See Items 2 and 4)
	8.	Shared Dispositive Power 7,023,654* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,264,729* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.92%
12.	Type of Reporting Person (see Instructions) IN

#	Of these shares, 225,479 are held directly by Draper Associates L.P. and 7,619 shares are held by Draper Associates Riskmasters Fund II, LLC (“DARF II”), and 7,977 shares are held by Draper Associates Riskmasters Fund III, LLC (“DARF III”). Mr. Draper is the President of Draper Associates, Inc., the general partner of Draper Associates L.P. and has sole investment and voting power, and Mr. Draper is the Managing Member of DARF II and DARF III and has sole investment and voting power.
*	Of these shares, 6,771,743 shares are directly held by Draper Fisher Jurvetson Fund IX, L.P., and 251,911 shares are directly held by Draper Fisher Jurvetson Partners IX, LLC.

CUSIP NUMBER 75737F108	13G	Page 11 of 25 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,023,654* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,023,654* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,023,654* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.63%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 6,771,743 shares are directly held by Draper Fisher Jurvetson Fund IX, L.P. and 251,911 shares are directly held by Draper Fisher Jurvetson Partners IX, LLC.

CUSIP NUMBER 75737F108	13G	Page 12 of 25 Pages

1.	Names of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,025,654* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,025,654* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,025,654* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.63%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 6,771,743 shares are directly held by Draper Fisher Jurvetson Fund IX, L.P., and 251,911 shares are directly held by Draper Fisher Jurvetson Partners IX, LLC.

CUSIP NUMBER 75737F108	13G	Page 13 of 25 Pages

Item 1(a)	Name of Issuer: RedFin Corporation

Item 1(b) Address of Issuer’s principal executive offices:

1099 Stewart Street, Suite 600

Seattle, Washington 98101

Item 2(a)	Name of Person Filing and Item 2(c) Citizenship.

This Schedule 13G is filed on behalf of:

1. Draper Fisher Jurvetson Fund IX, L.P., a Cayman Islands exempted limited partnership (“Fund IX”).

2. Draper Fisher Jurvetson Fund IX Partners, L.P., a Cayman Island exempted limited partnership (“Fund IX Partners”) and an affiliate of Fund IX and the general partner of Fund IX.

3. DFJ Fund IX, Ltd., a Cayman Islands limited liability company (“Fund IX Ltd.”) and an affiliate of Fund IX, is the general partner to Fund IX Partners. Messrs Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors of Fund IX Ltd. Messrs. Draper, Fisher and Jurvetson exercise shared voting and investment powers over the shares held by Fund IX Ltd. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of shares held by Fund IX, Fund IX Partners and Fund IX Ltd., except to the extent of any pecuniary interest therein.

4. Draper Fisher Jurvetson Partners IX, LLC, a California limited liability company (“Fund IX LLC”), is a side-by-side fund of Fund IX. The managing members of Fund IX LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Fund IX LLC securities are made automatically in conjunction with decisions by Fund IX. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Fund IX LLC except to the extent of their pecuniary interest therein.

5. Draper Associates, L.P. (“Draper Associates, L.P.”). The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Associates, Inc., which is controlled by its President and majority shareholder, Timothy C. Draper. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates, L.P. except to the extent of his pecuniary interest therein.

6. Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, which is the general partner of Draper Associates, L.P. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates except to the extent of his pecuniary interest therein.

7. Draper Associates Riskmasters Fund II, LLC, a California limited liability company (“DARFII”). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

CUSIP NUMBER 75737F108	13G	Page 14 of 25 Pages

8. Draper Associates Riskmasters Fund III, LLC, a California limited liability company (“DARFIII”). Mr. Draper is the managing member of DARFIII and he disclaims beneficial ownership of the shares held by DARFIII except to the extent of his pecuniary interest therein.

9. Timothy C. Draper, a United States citizen (“Draper”), is a managing director of Fund IX and a managing member of Fund IX LLC.

10. John H. N. Fisher, a United States citizen (“Fisher”) is a managing director of Fund IX, and a managing member of Fund IX LLC.

11. Stephen T. Jurvetson, a United States citizen (“Jurvetson”) is a managing director of Fund IX, and a managing member of Fund IX LLC.

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(d)	Title of class of securities: Common Stock, par value $0.001 per share.

The Issuer registered its Common Stock on its Form 8-A12B filed with the SEC on July 19, 2017. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e)	CUSIP No.: 75737F108

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NUMBER 75737F108	13G	Page 15 of 25 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund IX, L.P.

A.	Amount Beneficially owned: 6,771,743

B.	Percent of Class: 8.31%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 6,771,743

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 6,771,743

Draper Fisher Jurvetson Fund IX Partners, L.P.

A.	Amount Beneficially owned: 6,771,743

B.	Percent of Class: 8.31%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 6,771,743

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 6,771,743

DFJ Fund IX, Ltd.

A.	Amount Beneficially owned: 6,771,743

B.	Percent of Class: 8.31%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 6,771,743

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 6,771,743

CUSIP NUMBER 75737F108	13G	Page 16 of 25 Pages

Draper Fisher Jurvetson Partners IX, LLC

A.	Amount Beneficially owned: 251,911

B.	Percent of Class: 0.31%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 251,911

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 251,911

Draper Associates, L.P.

A.	Amount Beneficially owned: 225,479

B.	Percent of Class: 0.28%

C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 225,479

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 225,479

Draper Associates, Inc.

A.	Amount Beneficially owned: 225,479

B.	Percent of Class: 0.28%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 225,479

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 225,479

Draper Associates Riskmasters Fund II, LLC

A.	Amount Beneficially owned: 7,619

B.	Percent of Class: 0.01%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 7,619

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 7,619

4.	shared power to dispose or to direct the disposition of: 0

CUSIP NUMBER 75737F108	13G	Page 17 of 25 Pages

Draper Associates Riskmasters Fund III, LLC

A.	Amount Beneficially owned: 7,977

B.	Percent of Class: 0.01%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 7,977

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 7,977

4.	shared power to dispose or to direct the disposition of: 0

Timothy C. Draper

A.	Amount Beneficially owned: 7,264,729

B.	Percent of Class: 8.92%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 241,075

2.	shared power to vote or to direct the vote: 7,023,654

3.	sole power to dispose or to direct the disposition of: 241,075

4.	shared power to dispose or to direct the disposition of: 7,023,654

John H. N. Fisher

A.	Amount Beneficially owned: 7,023,654

B.	Percent of Class: 8.63%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 7,023,654

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 7,023,654

Stephen T. Jurvetson

A.	Amount Beneficially owned: 7,023,654

B.	Percent of Class: 8.63%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 7,023,654

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 7,023,654

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP NUMBER 75737F108	13G	Page 18 of 25 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NUMBER 75737F108	13G	Page 19 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018

Draper Fisher Jurvetson Fund IX, L.P.

By:	Draper Fisher Jurvetson Fund IX Partners, L.P. (general partner)

By:	DFJ Fund IX, Ltd., its general partner

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

Draper Fisher Jurvetson Fund IX Partners, L.P.

By:	DFJ Fund IX, Ltd., its general partner

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

DFJ Fund IX, Ltd.

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Director

CUSIP NUMBER 75737F108	13G	Page 20 of 25 Pages

Draper Fisher Jurvetson Partners IX, LLC

By:	/s/ John H. N. Fisher

Name:	John H. N. Fisher
Title:	Managing Member

Draper Associates, L.P.

By:	Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	President

Draper Associates Riskmasters Fund II, LLC

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates Riskmasters Fund III, LLC

By:	/s/ Timothy C. Draper

Name:	Timothy C. Draper
Title:	Managing Member

CUSIP NUMBER 75737F108	13G	Page 21 of 25 Pages

/s/ Timothy Draper
Timothy Draper

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

CUSIP NUMBER 75737F108	13G	Page 22 of 25 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith